Filed by Yukon New Parent, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filer: Yukon New Parent, Inc.
Subject Company: 180 Degree Capital Corp.
SEC File No.: 811-07074
Date: July 15, 2025

INVESTOR PRESENTATION Shareholder Update Call Supplemental Deck July 15, 2025

2 Disclaimer & Forward-Looking Statements CAUTIONARY NOTE REGARDING FUTURE-ORIENTED FINANCIAL INFORMATION To the extent any forward-looking statements in this presentation constitute “future-oriented financial information” or “financial outlook” within the meaning of applicable Canadian securities laws, such information is being provided solely to enable a reader to assess Mount Logan Capital’s financial condition and its operational history and experience in the asset management and insurance industries. Future-oriented financial information and financial outlook, as with forward-looking statements generally, are, without limitation, based on the assumptions and subject to the risks set out above. Mount Logan Capital’s results of operations and earnings may differ materially from management’s current expectations. Such information is presented for illustrative purposes only and may not be an indication of Mount Logan Capital’s actual results of operations or earnings. Readers are cautioned that forward-looking information containing future-oriented financial information or financial outlook may not be appropriate for any other purpose, including investment decisions. No representation or warranty of any kind is or can be made with respect to the accuracy or completeness of, and no representation or warranty should be inferred from Mount Logan Capital’s projections or the assumptions underlying them. Historical statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. In this regard, certain financial information contained herein has been extracted from, or based upon, information available in the public domain and/or provided by Mount Logan Capital. In particular, historical results of Mount Logan Capital should not be taken as a representation that such trends will be replicated in the future. No statement in this document is intended to be nor may be construed as a profit forecast. All amounts in this presentation are in United States dollars unless otherwise indicated. THIRD PARTY SOURCES This presentation contains information obtained by Mount Logan Capital from third parties, including but not limited to market and industry data. Market and industry data is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data at any particular point in time, the voluntary nature of the data gathering process or other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data are not guaranteed. Mount Logan Capital believes such information to be accurate but has not independently verified any of the data from third party sources referred to in this presentation or ascertained the underlying assumptions relied upon by such sources. To the extent such information was obtained from third party sources, there is a risk that the assumptions made and conclusions drawn by Mount Logan Capital based on such representations are not accurate. References in this presentation to research reports or to articles and publications should not be construed as depicting the complete findings of the entire referenced report or article.

3 Disclaimer & Forward-Looking Statements NO OFFER OR SOLICIATION This presentation is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the agreement and plan of merger among 180 Degree Capital, Mount Logan Capital Inc. ("Mount Logan"), Yukon New Parent, Inc. ("New Mount Logan"), Polar Merger Sub, Inc., and Moose Merger Sub, LLC, dated January 16, 2025, as it may from time to time be amended, modified or supplemented (the "Merger Agreement") that details the proposed combination of the businesses of 180 Degree Capital and Mount Logan and any other transactions contemplated by and pursuant to the terms of the Merger Agreement (the "Business Combination"), 180 Degree Capital has filed with the SEC and is in the process of mailing to its shareholders a definitive proxy statement on Schedule 14A (the “Business Combination Proxy Statement”), containing a form of WHITE proxy card. In addition, the surviving Delaware corporation, New Mount Logan has filed a registration statement (Registration No. 333-286043) with the SEC (the “Registration Statement”) that registers the exchange of New Mount Logan shares in the Business Combination and includes the Business Combination Proxy Statement in the form of a prospectus of New Mount Logan (the “New Mount Logan Proxy Statement/Prospectus”). The Business Combination Proxy Statement and the New Mount Logan Proxy Statement/Prospectus each contain important information about 180 Degree Capital, Mount Logan, New Mount Logan, the Business Combination and related matters. SHAREHOLDERS OF 180 DEGREE CAPITAL AND MOUNT LOGAN ARE URGED TO READ THE BUSINESS COMBINATION PROXY STATEMENT AND NEW MOUNT LOGAN PROXY STATEMENT/PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE APPLICABLE SECURITIES REGULATORY AUTHORITIES AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT 180 DEGREE CAPITAL, MOUNT LOGAN, NEW MOUNT LOGAN, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain copies of these documents and other documents filed with the applicable securities regulatory authorities free of charge through the website maintained by the SEC at https://www.sec.gov and the website maintained by the Canadian securities regulators at www.sedarplus.ca. Copies of the documents filed by 180 Degree Capital are also available free of charge by accessing 180 Degree Capital’s investor relations website at https://ir.180degreecapital.com.

4 Disclaimer & Forward-Looking Statements CERTAIN INFORMATION CONCERING THE PARTICIPANTS 180 Degree Capital, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the Business Combination. Information about 180 Degree Capital’s executive officers and directors is available in 180 Degree Capital’s Annual Report filed on Form N-CSR for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, and in its proxy statement for the 2024 Annual Meeting of Shareholders (“2024 Annual Meeting”), which was filed with the SEC on March 1, 2024. To the extent holdings by the directors and executive officers of 180 Degree Capital securities reported in the proxy statement for the 2024 Annual Meeting have changed, such changes have been or will be reflected on Statements of Change in Ownership on Forms 3, 4 or 5 filed with the SEC. These documents are or will be available free of charge at the SEC’s website at https://www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the 180 Degree Capital shareholders in connection with the Business Combination will be contained in the Proxy Statement when such document becomes available. Mount Logan Capital, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Mount Logan Capital in favor of the approval of the Business Combination. Information about Mount Logan Capital’s executive officers and directors is available in Mount Logan Capital’s annual information form dated March 13, 2025, available on its website at https://mountlogancapital.ca/investor-relations and on SEDAR+ at https://sedarplus.ca. To the extent holdings by the directors and executive officers of Mount Logan Capital securities reported in Mount Logan Capital’s annual information form have changed, such changes have been or will be reflected on insider reports filed on SEDI at https://www.sedi.ca/sedi/. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Mount Logan Capital shareholders in connection with the Business Combination will be contained in the Prospectus included in the Registration Statement when such document becomes available. All amounts in this presentation are in United States dollars unless otherwise indicated. THIRD PARTY SOURCES This presentation contains information obtained by Mount Logan Capital and 180 Degree Capital from third parties, including but not limited to market and industry data. Market and industry data is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data at any particular point in time, the voluntary nature of the data gathering process or other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data are not guaranteed. Mount Logan Capital and 180 Degree Capital believe such information to be accurate but have not independently verified any of the data from third party sources referred to in this presentation or ascertained the underlying assumptions relied upon by such sources. To the extent such information was obtained from third party sources, there is a risk that the assumptions made and conclusions drawn by Mount Logan Capital or 180 Degree Capital, respectively based on such representations are not accurate. References in this presentation to research reports or to articles and publications should not be construed as depicting the complete findings of the entire referenced report or article.

5 Disclaimer & Forward-Looking Statements FORWARD-LOOKING STATEMENTS This communication, and oral statements made from time to time by representatives of 180 Degree Capital and Mount Logan, may contain statements of a forward-looking nature relating to future events within the meaning of applicable securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would,” “forecasts,” “seeks,” “future,” “proposes,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions). Forward-looking statements are not statements of historical fact and reflect Mount Logan’s and 180 Degree Capital’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the Business Combination involving Mount Logan and 180 Degree Capital, including future financial and operating results, Mount Logan’s and 180 Degree Capital’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the Business Combination, and other statements that are not historical facts, including but not limited to future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this presentation will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Mount Logan and 180 Degree Capital shareholder approvals; the risk that Mount Logan or 180 Degree Capital may be unable to obtain governmental and regulatory approvals required for the Business Combination (and the risk that such approvals may result in the imposition of conditions that could adversely affect New Mount Logan or the expected benefits of the Business Combination); the risk that an event, change or other circumstance could give rise to the termination of the Business Combination; the risk that a condition to closing of the Business Combination may not be satisfied; the risk of delays in completing the Business Combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the Business Combination could have adverse effects on the market price of Mount Logan’s common shares or 180 Degree Capital’s common stock; unexpected costs resulting from the Business Combination; the possibility that competing offers or acquisition proposals will be made; the risk of litigation related to the Business Combination; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the Business Combination; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Business Combination; the dilution caused by issuance of additional shares of the combined company’s capital stock in connection with the Business Combination; competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in Mount Logan’s and 180 Degree Capital’s businesses. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Readers should carefully review the statements set forth in the reports, which Mount Logan and 180 Degree Capital have filed or will file from time to time with the applicable securities regulatory authorities in Canada and the United States. Please see each company's securities filings filed with the applicable securities regulatory authorities in Canada and the United States for a more detailed discussion of the risks and uncertainties associated with each company's business and other significant factors that could affect each company's actual results. Neither Mount Logan nor 180 Degree Capital undertakes any obligation, and expressly disclaims any obligation, to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Any discussion of past performance is not an indication of future results. Investing in financial markets involves a substantial degree of risk. Investors must be able to withstand a total loss of their investment. The information herein is believed to be reliable and has been obtained from sources believed to be reliable, but no representation or warranty is made, expressed or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of the information and opinions. The references and links to the websites www.180degreecapital.com and www.mountlogancapital.ca have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this presentation. Neither 180 Degree Capital nor Mount Logan is responsible for the contents of third-party websites.

6 Combination Creates US Exchange-Listed, Fee-Generating Alternative Asset Management Growth Platform 1. As of December 31, 2024. • Nasdaq-listed registered closed-end fund with strong track record of investing in microcap public companies with a constructive activist approach • Strong balance sheet with no debt • Strong reputation for working with public companies to solve capital structure problems and execute strategic initiatives to create value • Cboe Canada-listed alternative asset management and insurance solutions platform • $2.4B+ Assets Under Management (“AUM”) alternative asset manager generating an $24.5M in annual cash fees1, with a focus on private credit • Wholly owned, regulated insurance solutions business with $1.05B of investment assets, an experienced team, and 43 state licenses • Track record of achieving attractive risk-adjusted returns for the benefit of investors and policyholders Combined • Expected to be a Nasdaq-listed operating company with two established business segments, asset management and insurance solutions • 180 Degree Capital investment expertise and network in the small to mid-cap public markets further expands Mount Logan’s private credit capabilities • Strengthened balance sheet enables accelerated investment into actionable pipeline of M&A opportunities and organic initiatives to scale the combined business • Compelling business model built on predictable earnings growth supported by durable Fee- and Spread-Related Earnings (“FRE” and “SRE”) • Attractive valuation relative to industry comparables, which provides substantial upside and value creation opportunities for shareholders of the combined entity • Pro forma business expected to pay quarterly dividends, subject to board’s approval • BC Partners, a €40.0B AUM alternative asset manager, to continue its support of Mount Logan Capital via a Servicing Agreement and as a shareholder

Mount Logan Capital & TURN Transaction Overview

Mount Logan Capital Inc. ("Mount Logan" or "MLC") and 180 Degree Capital Corp. ("180 Degree Capital" or "TURN") to combine in an all-stock transaction (the "Business Combination").

MOUNT LOGAN CAPITAL

180° CAPITAL CORP

Business Combination reflects attractive valuations for each entity at close

- MLC transaction equity value of approximately $67.4M[1] at signing. TURN valued at Net Asset Value ("NAV") as of Closing (as defined in the definitive Merger Agreement)[2]
- Equates to pro forma ownership of approximately ~60% Mount Logan / ~40% 180 Degree Capital[2]
- Pro forma transaction equity value of approximately $113.6M[2]

Unanimously approved by Mount Logan and 180 Degree Capital's Boards of Directors

Surviving entity is expected to be a Delaware corporation and will be called Mount Logan Capital Inc.

- Ted Goldthorpe, MLC CEO, expected to remain CEO of the combined company
- Expectation that TURN management team will join and expand public markets strategy for New MLC
- MLC to transition to US GAAP reporting (from IFRS), which will simplify financial performance presentation
- New MLC expected to pay a quarterly dividend, consistent with MLC's 23 consecutive quarters paying a dividend since 2019

180 Degree Capital's holdings will continue to be actively managed

- Expect monetization to occur naturally, consistent with historical portfolio turnover
- Capital will be re-invested into organic and inorganic growth opportunities

Voting agreements received from shareholders holding outstanding stock of approximately 23% of Mount Logan and 20% of 180 Degree Capital

- Additional non-binding letters of support received from shareholders holding 9% and 7% of the outstanding stock of MLC and TURN, respectively

Closing anticipated in early September 2025, subject to customary closing conditions, including regulatory and shareholder approvals

1. Subject to certain adjustments as detailed in the definitive Merger Agreement.
2. Based on TURN estimated NAV of $46.2M as of January 15, 2025, which does not include transaction fees and expenses incurred related to the Business Combination. Daily estimated NAVs used for the discount calculation outside of quarter-end dates are determined as prescribed in TURN's Valuation Procedures for Level 3 assets. Non-investment-related assets and liabilities used to determine estimated daily NAV are those reported as of the end of the prior quarter.

7

180 Degree Capital Public Portfolio Gross Total Return and NAV vs. Market Indices

MOUNT LOGAN CAPITAL

180° CAPITAL CORP

	Quarter Q2 2025	YTD Q4 2024-Q2 2025	First Five Years[1] Q4 2016-Q4 2021	Inception to Date[1] Q4 2016-Q2 2025
TURN Public Portfolio Gross Total Return (Excluding SMA Carried Interest)	**10.9%**	**16.0%**	**373.6%**	**231.3%**
TURN Public Portfolio Gross Total Return (Including SMA Carried Interest)	**10.9%**	**16.0%**	**405.5%**	**253.0%**
Change in NAV	**8.6%**	**3.4%**	**51.9%**	**(37.0%)**
Change in Stock Price	**0.1%**	**8.3%**	**77.5%**	**(4.0%)**
Russell Microcap Index	15.5%	(1.1%)	73.8%	66.6%
Russell Microcap Growth Index	21.4%	(0.2%)	73.6%	57.2%
Russell Microcap Value Index	12.6%	(0.1%)	72.0%	77.6%
Russell 2000 Index	8.5%	(1.8%)	76.2%	79.4%
Lipper Peer Group Average	7.9%	(3.1%)	68.4%	78.2%

Note: Past performance is not an indication or guarantee of future performance. Amounts above are gross total returns. 180 Degree Capital Corp. ("180") is an internally managed registered closed-end fund and does not have an external manager that is paid fees based on assets and/or returns. 180 also has or had historically a portion of its investment portfolio in legacy privately held investments and these privately held investments generate expenses that would otherwise not be incurred by 180 if it did not hold these private investments. Please see its filings with the SEC for information on its expenses and expense ratios. Total returns are calculated compounding quarterly, as applicable. 1. Start date refers to when 180 Degree Capital announced its new strategy at the end of 2016 and began investing in public companies as its main investment strategy.

8

9 180 Degree Capital Historical Quarterly Public Portfolio Performance Note: Gross total return includes carried interest paid in each applicable quarter. Quarters without payment of carried interest do not include accruals for potential carried interest. 180 Gross Total Return = 253.0%, and Gross Total IRR = 16.0% Russell Microcap Index Total Return = 66.6%, and Gross Total IRR = 6.2%

10 180 Degree Capital Source of NAV Changes – Investments – Q4 2016 to Q2 2025 Appreciation of MRSN pre-IPO to the closing price on the date prior to the lockup agreement on December 26, 2017, is allocated to the private portfolio and post-lockup to the public portfolio. Interest write-off related to PWA included in private portfolio value change rather than change in income for this chart. Carried interest from TST SPV and separately managed account included in public portfolio results. 180's shares of D-Wave Quantum, Inc., (QBTS) were subject to a lockup agreement that prevented 180 from selling or hedging the shares owned by 180 until the agreement expired on February 5, 2023. Changes in QBTS value post lockup expiration included in public portfolio. Public Portfolio Including Carried Interest (Net) Legacy Pre-180 Degree Capital Inherited Private Portfolio +$3.87/share (+$38.7 million) -2.41/share (-$24.1 million)

11 Potential Methods of Assessing Combined Value and Potential Stock Price - Shareholder Equity (Book Value) Merged Company Trades at 1x Book (Shareholder Equity) Value Note: Scenario shown in this slide is meant for illustration purposes only. The actual price of New Mount Logan’s common stock post-merger may trade at substantially different prices per share, both higher and lower, and be valued by investors and the public markets in different ways and metrics. All $ USD. Public data source: Bloomberg. $103.1 million (as of 3/31/25) $48.0 million (as of 6/30/25) + = Shareholder Equity / NAV $151.1 million ~60% MLC Shareholders ~40% TURN Shareholders = ~$60.4 million (~$6.04/TURN share) (~126% of 6/30/25 TURN NAV) ~$90.7 million (~$3.11/MLC share)= 2.3x 3.8x 5.0x 5.0x 11.8x 12.5x 12.7x 0.0x 5.0x 10.0x 15.0x BN CG KKR APO HLNE OWL ARES Price / Book Value for Publicly Traded Comparable Companies Average:7.6x Median: 5.0x TURN Equivalent Stock Price at Various Multiples of Combined Book Value 0.8x 0.9x 1.0x 1.1x 1.2x $4.84 $5.44 $6.04 $6.65 $7.25 Percent of TURN NAV @ 6/30/25 at Various Multiples of Combined Book Value 0.8x 0.9x 1.0x 1.1x 1.2x 101% 113% 126% 139% 151% MLC Equivalent Stock Price at Various Multiples of Combined Book Value 0.8x 0.9x 1.0x 1.1x 1.2x $2.49 $2.80 $3.11 $3.42 $3.73 Illustrative guidance indicates how New MLC could trade at 1x book value, demonstrating value creation for the merged company, underscoring potential for value re-rating compared to US alternative peers.

12 Potential Methods of Assessing Combined Value and Potential Stock Price - Sum of the Parts Enterprise Value to FRE-Related Earnings 11.9x 19.9x 21.5x 22.6x 22.8x 23.7x 24.4x 28.3x 32.3x 37.4x 0.0x 5.0x 10.0x 15.0x 20.0x 25.0x 30.0x 35.0x 40.0x 45.0x CG TPG KKR STEP OWL BAM APO HLNE ARES BX Average 25x Insurance peers generally trade at an average SRE multiple of ~7x1 • Mount Logan achieved $8.3M of SRE for the twelve-month period ended March 31, 2025 Large alternative asset management platforms generally trade for a 25x+ multiple of Fee Related Earnings (“FRE”)1 FRE is a metric used to evaluate asset managers’ sustainable earnings generation potential • FRE = Recurring fee related revenue less fee related expenses (allocated compensation, G&A, etc.) SRE is a commonly used industry value to assess the performance of the insurance segment • SRE = Net investment income (excl. reinsurance contracts) less cost of funds and certain expenses MLC Asset Management EV / Standalone FY26 FRE vs. U.S. Alternative Asset Manager Peers 1. Calculated based on J.P. Morgan’s insurance equity research team’s coverage universe, whereby the valuation range spans 3x-12x on SRE with a mean and median of ~7x. Source(s): Company data, Goldman Sachs Global Investment Research Note: FRE and SRE are non-IFRS and non-GAAP financial measures. Bloomberg. Asset Manager Monroe Capital Atalya Kuvare Varagon Timing Oct 2024 Jul 2024 Apr 2024 Jul 2023 AUM $19.5B $10.0B $20.0B $12.0B Valuation $1.4B $450.0M $750.0M $183.0M Valuation Inc. Earnouts $1.6B $800.0M $1.0B $267.0M Valuation Multiple 19x FRE 18x FRE 18x FRE 12x FRE Precedent Transactions Public Comparables

13 Methods of Assessing Combined Value and Potential Stock Price - Sum of the Parts Scenario 2: Sum of the Parts (Fee-Related Earnings (“FRE”) and Spread-Related Earnings “SRE”)) Note: Scenario shown in this slide is meant for illustration purposes only. The actual price of New Mount Logan’s common stock post-merger may trade at substantially different prices per share, both higher and lower, and be valued by investors and the public markets in different ways and metrics. 1. Based on MLC net debt at 3/31/2025 of $71.5M, 180 Degree Capital NAV as of 6/30/25 of $48.0 million. and 2025E FRE of $13.5M (reflecting the midpoint of $12.5-$14.5M guidance), which is a non- IFRS and non-GAAP measure. For illustrative purposes only. Assumes no credit provided to the non-FRE generating assets of the business for illustrative and comparison purposes. SRE is also a Non-IFRS and Non-GAAP measure. FRE: $13.5 million (FY25 Midpoint Est.)1 SRE: $8.3 million (TTM Q1 2025) + Multiple of FRE 10.0x 12.0x 14.0x 16.0x 18.0x 20.0x M ul ti pl e of S R E 0.0x $4.48 $5.57 $6.65 $7.74 $8.82 $9.91 1.0x $4.82 $5.90 $6.99 $8.07 $9.16 $10.24 2.0x $5.15 $6.24 $7.32 $8.41 $9.49 $10.58 3.0x $5.48 $6.57 $7.65 $8.74 $9.82 $10.91 4.0x $5.82 $6.90 $7.99 $9.07 $10.16 $11.24 5.0x $6.15 $7.24 $8.32 $9.41 $10.49 $11.58 6.0x $6.48 $7.57 $8.66 $9.74 $10.83 $11.91 7.0x $6.82 $7.90 $8.99 $10.07 $11.16 $12.25 8.0x $7.15 $8.24 $9.32 $10.41 $11.49 $12.58 Equivalent TURN Stock Price of Portion of Merged Company at Various Multiples of FRE and SRE. Multiple of FRE 10.0x 12.0x 14.0x 16.0x 18.0x 20.0x M ul ti pl e of S R E 0.0x 10.0x 12.0x 14.0x 16.0x 18.0x 20.0x 1.0x 93% 116% 139% 161% 184% 206% 2.0x 100% 123% 146% 168% 191% 213% 3.0x 107% 130% 153% 175% 198% 220% 4.0x 114% 137% 159% 182% 205% 227% 5.0x 121% 144% 166% 189% 212% 234% 6.0x 128% 151% 173% 196% 219% 241% 7.0x 135% 158% 180% 203% 226% 248% 8.0x 142% 165% 187% 210% 232% 255% Equivalent Multiple to TURN NAV as of 6/30/25 of Portion of Merged Company at Various Multiples of FRE and SRE. Illustration of how New MLC could be valued based on multiples of FRE and SRE, demonstrating potential value creation for shareholders of 180 Degree Capital and MLC through re-rating compared to US alternative peers.

A Brief History of our Companies and Estimated Timeline to Closing

With Mount Logan Capital's strategic combination with 180 Degree Capital, we aim to drive our next phase of growth by expanding our alternative asset management and insurance solutions platform.

MOUNT LOGAN CAPITAL

180° CAPITAL CORP

Mount Logan Capital

Oct, 2018
MLC founded through the reverse takeover of **Marret Resource Corp**

2020
Acquired the **Alt-CIF management contract**, a **CLO management platform**, and a minority stake in the manager of **Portman Ridge Finance Corporation** (PTMN)

2021
Obtained the management fee contract for **Logan Ridge Finance Corporation** (LRFC) and acquired **Ability Insurance Company**

2023
Acquired specialty finance platform, **Ovation Partners**, expanding team and capabilities

180° Capital Corp

2016
New strategy announced, including new **CEO Kevin Rendino**

2017
Withdrew as a business development company and registered as a closed-end investment company and **reduced expenses by 50%**

Q4 2023
Balance sheet transition from ~70% private / 30% public to **99% public / 1% private complete**

Q4 2024
+205% gross total return of new strategy since restructuring of business in 2017 vs. +69% for Russell Microcap Index offset largely by decline of legacy portfolio leading to -34% change in NAV

Timeline to Closing

Jan 2025
Announced merger with **180 Degree Capital ("TURN")**, a closed fund with a strong track record of investing in microcap public companies

May 5, 2025
Mount Logan completes US GAAP conversion and audit

SEC Review

July 11, 2025
SEC completes review and deems registration statement effective

180 Degree Capital gross total return, increase in NAV and increase in stock price materially exceed benchmarks through record date we believe positions us strongly to maximizing NAV into close merger and set stage for future value creation for shareholders.[1]

August 22, 2025
Special Meetings of Shareholders to approve mergers

September 2025
Closing of Merger and begin trading on NASDAQ under MLCI

1. TURN NAV will be determined at closing based on the terms of the Merger Agreement.

14